                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Rockford Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     77316P

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Victoria L. Hodson
                              Rockford Corporation
                              546 S. Rockford Drive
                              Tempe, Arizona 85281
                                 480-967-3565

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                                 April 19, 2000

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  77316P                   13D                        PAGE 1 OF 4
                                                               PAGES


   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Timothy C. Bartol


   2     Check the Appropriate Box if a Member of a Group     (a)
         (See Instructions)                                   (b)


   3     SEC Use Only


   4     Source of Funds (See Instructions)

         OO, PF


   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [   ]


         Citizenship or Place of Organization           United States of America

                               7    Sole Voting Power
         Number of                  3,021,153
          Shares
       Beneficially            8    Shared Voting Power
         Owned by                   642,875
           Each
         Reporting             9    Sole Dispositive Power
        Person With                 3,021,153

                              10    Shared Dispositive Power
                                    642,875

  11     Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                        3,664,028


  12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (See Instructions)


  13     Percent of Class Represented by Amount in Row (11)                49.1%


  14     Type of Reporting Person (See Instructions)                          IN

SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This schedule 13D relates to the common stock, $.001 per share par value ("Common Stock"), of Rockford Corporation ("Rockford"). The address of the principal executive offices of Rockford is:

                           546 S. Rockford Drive
                           Tempe, Arizona  85281

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Timothy C. Bartol

         (b)      9200 Willow Pond Lane, Potomac, MD  20854

         (c) Mr. Bartol is Director of Information Technology at Phillips Publishing Inc, Wealth Division.

         (d)      None.

         (e)      None.

         (f)      Mr. Bartol is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Bartol is the beneficial owner of 11,264 shares of Rockford's Common Stock underlying $27,507.50 of Rockford's 8.5% Subordinated Convertible Debentures, due May 1, 2002. The source of the funds to purchase such shares was personal funds. On March 19, 1997 Mr. Bartol was granted an option to purchase 8,600 shares of Rockford's Common Stock under Rockford's 1997 Stock Option Plan. The options are exercisable on March 19, 2000 at an exercise price of $3.45 per share and expire on March 19, 2007.

                  Monument Investors Limited Partnership owns 3,001,289 shares of Rockford's Common Stock which was inherited by the Bartol children upon the death of their mother, Caroline S. Bartol. Mr. Bartol serves as the general partner of Monument Investors Limited Partnership.

                  Boulder Investors Limited Partnership owns 602,493 shares of Rockford's Common Stock. Mr. Bartol serves as a general partner of Boulder Investors Limited Partnership.

                  GST Exempt Trust, of which Mr. Bartol is a beneficiary, owns 31,782 shares of Rockford's Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Bartol owns the Common Stock, Common Stock Options and Debentures as described above and holds each as an investment. Mr. Bartol expects that Rockford's Common Stock will continue to be eligible for trading on the NASDAQ National Market. Mr. Bartol may make purchases of Rockford's Common Stock from time to time and may dispose of any or all of such shares held by him, individually, at any time following the expiration of a lock up period of 180 days after the initial public offering of Rockford's Common Stock (pursuant to the Lock Up Agreement described below). Mr. Bartol does not have present plans nor does he contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Mr. Bartol is the beneficial owner of 3,664,028 shares of Common Stock, representing 49.1% of the shares outstanding. Mr. Bartol holds sole power to vote and dispose of 3,021,153 shares and has shared power to vote and dispose of 642,875 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Bartol has signed a lock up agreement in connection with Rockford's initial public offering which restricts his disposition of his shares of Rockford's Common Stock for a period of 180 days following the initial public offering of Rockford's Common Stock. Monument Investors Limited Partnership, Boulders Investors Limited Partnership, and GST Exempt Trust each have signed lock up agreements in connection with Rockford's initial public offering which restricts disposition of its shares of Rockford's Common Stock for a period of 180 days following the initial public offering of Rockford's Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  a. Lock Up Agreement, dated July 10, 1999, by and between Timothy C. Bartol and Dain Rauscher Wessels.

                  b. Lock Up Agreement, dated July 12, 1999, by and between Monument Investors Limited Partnership and Dain Rauscher Wessels.

                  c. Lock Up Agreement, dated July 12, 1999, by and between Boulder Investors Limited Partnership and Dain Rauscher Wessels.

                  d. Lock Up Agreement, dated July 12, 1999, by and between GST Exempt Trust and Dain Rauscher Wessels.

                  e. Stock Option Agreement dated March 19, 1997 by and between Rockford Corporation and Timothy C. Bartol.

                  f. 8.5% Subordinated Convertible Debentures dated May 25, 1995 due July 1, 2002 for $27,507.50 representing 11,264 underlying shares by and between Rockford Corporation and Timothy C. Bartol.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:  5-5-2000



                                             /s/ Timothy C. Bartol
                                            ------------------------------------
                                            Timothy C. Bartol